SJW Group

110 West Taylor Street

San Jose, California 95110

August 6, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: SJW Group

Re:

SJW Group

Request for withdrawal of Registration Statement on Form S-4

Filed April 25, 2018

File No. 333-224440

Ladies and Gentlemen:

On behalf of SJW Group, a Delaware corporation (the “Company”), we hereby request, pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-4, together with all exhibits and amendments thereto (File No. 333-224440), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 25, 2018 (the “Registration Statement”), be withdrawn effective immediately. The Registration Statement was filed to register securities to be issued pursuant to an Agreement and Plan of Merger, dated as of March 14, 2018, by and among the Company, Hydro Sub, Inc., a Connecticut corporation and a direct wholly owned subsidiary of the Company, and Connecticut Water Service, Inc., a Connecticut corporation (“CTWS”), as amended and restated on May 30, 2018 (the “Merger Agreement”).

The Merger Agreement was amended and restated in its entirety on August 5, 2018 to revise the combination from a stock-for-stock transaction to an all-cash acquisition of all outstanding common shares of CTWS by the Company for $70.00 per CTWS common share. The Registration Statement has not been declared effective and none of the Company’s securities has been sold or exchanged pursuant to the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. The Company further requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Leif B. King of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, via email at leif.king@skadden.com or via facsimile at (650) 470-4570.

* * * * *

Sincerely,

SJW GROUP

By:	/s/ Eric W. Thornburg
Name:	Eric W. Thornburg
Title:	Chairman, President and CEO

cc:	Leif B. King

Skadden, Arps, Slate, Meagher & Flom LLP

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